UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House,

2 Church Street

Hamilton HM11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

As previously reported, on November 21, 2023, Altamira Therapeutics Ltd., an exempted company limited by shares incorporated in Bermuda (the “Company”) closed the transaction for the partial spin-off of its Bentrio® business (the “Transaction”) pursuant to that share purchase agreement, dated November 17, 2023 (the “Purchase Agreement”) by and between Auris Medical AG (“Seller”), a wholly-owned subsidiary of the Company, and a Swiss private equity investor (“Purchaser”). The unaudited pro forma financial information of the Company required to be filed in connection with the Transaction is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference as though fully set forth herein.

Under the Purchase Agreement, the Company sold a 51% stake in its subsidiary Altamira Medica AG (“Medica”) as part of its strategic repositioning around its RNA delivery technology. Medica’s key asset is Bentrio®, a drug-free OTC nasal spray utilized for the treatment of allergic rhinitis, which has been cleared by the FDA and is being commercialized in a growing number of countries.

Pursuant to the Purchase Agreement, the Company received a cash consideration of CHF 2,040,000 (about $2.3 million) for the 51% stake in Medica and retained 49% of the company’s share capital. Further, the Company is entitled to receive 25% of Medica’s future gross licensing income. The transaction also includes the sale of Auris Medical Pty Ltd, Melbourne (Australia) and a cash contribution of CHF 1,000,000 in total to Medica’s capital by its two shareholders pro rata of their shareholdings following the closing. Medica will continue its operations under its current name and with current staff in collaboration with the Company, including the continued provision of certain services at cost. The Company anticipates recording a financial gain of approximately $5.2 million from the transaction in accordance with International Financial Reporting Standards (IFRS).

INCORPORATION BY REFERENCE

This Report on Form 6-K, including exhibit 99.1 to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-228121, 333-249347, 333-261127, 333-264298, 333-267584, 333-272338 and 333-276427) and Form S-8 (Registration Numbers 333-232735 and 333-252141) of Altamira Therapeutics Ltd. (formerly Auris Medical Holding Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

By:	/s/ Marcel Gremaud
Name:	Marcel Gremaud
Title:	Chief Financial Officer

Date: January 19, 2024

EXHIBIT INDEX

Exhibit
Number	Description
99.1	Unaudited Pro Forma Condensed Consolidated Financial Statements

3